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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGO Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E 9th Street, Suite 1400
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fallows Controller (216) 619-9810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sustin, Bartell & Waldman, Ltd.
(Name – *if individual, state last, first, middle name*)

1801 E. 9th St, #920 (Address) Cleveland (City) Ohio (State) 44114-3103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019969

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/22

OATH OR AFFIRMATION

I, Michael B. Moskal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGO Securities Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

RICHARD A. WEISS, Attorney
Notary Public, STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGO SECURITIES CORP.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(See Independent Auditor's Report)

MGO SECURITIES CORP.

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

SUSTIN, BARTELL & WALDMAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1801 East Ninth Street, #920
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
MGO Securities Corporation
Cleveland, Ohio

We have audited the accompanying statements of financial condition of MGO Securities Corp. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGO Securities Corp. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sustin, Bartell & Waldman, LTD

February 1, 2011

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwltd.com

MGO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

		2010		2009
ASSETS				
CURRENT ASSETS				
Cash and short-term cash investments	$	**15,000**	$	15,000
Commissions receivable		**39,359**		34,784
	$	**54,359**	$	49,784
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Payable to parent	$	**5,248**	$	6,779
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, 500 shares authorized, 100 shares issued and outstanding		**100**		100
Paid-in surplus		**9,900**		9,900
Retained earnings		**39,111**		33,005
Total Stockholder's Equity		**49,111**		43,005
	$	**54,359**	$	49,784

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2009

		2010		2009
REVENUE				
Commissions	$	**674,737**	$	564,260
EXPENSES		**145,395**		121,420
Net Income	$	**529,342**	$	442,840

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings
Stockholder's Equity, January 1, 2009	$ 100	$ 9,900	$ 28,868
Net Income			442,840
Dividend paid to parent			(438,703)
Stockholder's Equity, January 1, 2010	100	9,900	33,005
Net Income			529,342
Dividend paid to parent			(523,236)
Stockholder's Equity, December 31, 2010	$ 100	$ 9,900	$ 39,111

See Independent Auditor's Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income	$ **529,342**	$ 442,840
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in commissions receivable	**(4,575)**	(6,799)
Increase (decrease) in payable to parent	**(1,531)**	2,662
Net Cash Provided by Operating Activities	**523,236**	438,703
Cash Flows from Financing Activities:		
Dividends paid to parent	**(523,236)**	(438,703)
Decrease in Cash and short-term cash investments	**0**	0
Cash and short-term cash investments, Beginning	**15,000**	15,000
Cash and short-term cash investments, Ending	$ **15,000**	$ 15,000

See Independent Auditor's Report

See Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

MGO Securities Corp. (the Company) was incorporated on October 5, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company does not take custody of any securities nor does it trade on its own account. The Company is a wholly-owned subsidiary of Moskal Gross Orchosky, Inc.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting.

Cash and Short-term Cash Investments – Cash includes monies in checking accounts, change funds, certificates of deposit and savings accounts. Currently, all monies are in a checking account.

Commissions Receivable – Commissions receivable represent fees not yet received on brokered transactions. An allowance for doubtful accounts is not considered necessary as management believes all balances are collectible.

Income Taxes – The Company is a member of an affiliated group, along with its parent company, Moskal Gross Orchosky, Inc., which has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting and income taxes paid on the consolidated income tax return are immaterial in amount. MGO Securities Corp.'s portion of the income taxes paid on a consolidated basis, therefore, is not material to these financial statements and no provision is included herein.

Stockholder's Equity – The Company regularly declares and pays dividends to its parent company.

Net Capital Requirement and Required Reserve Requirements – The Company's current amount of net capital is $9,803 and $8,284 for years ended December 31, 2010 and 2009, respectively. The Company's reserve requirement is $5,000 pursuant to Title 17, Sec. 240.15c3-1(a)(2)(VI) of the Securities Exchange Act of 1934. See Schedule A included in supplementary information and separate independent auditor's report thereon.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.

Subsequent Events – The Company evaluated events after December 31, 2010 through February 1, 2011, the date the financial statements were available to be issued. No recognized or unrecognized subsequent events have occurred through this date.

NOTE 3 – EXPENSE REIMBURSEMENT

The Company reimburses its parent company for certain expenses incurred on its behalf. Total expenses reimbursed amounted to $132,467 and $106,869 of which $5,248 and $6,779 is accrued as of December 31, 2010 and 2009, respectively.

NOTE 4 – CONCENTRATION

Approximately ninety-seven percent (97%) of the Company's total revenue is generated through trades with one family of investment programs. However, alternative fund families exist which would not put the Company's revenue at risk.

NOTE 5 – CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 6 – LITIGATION

The Company is currently not a defendant in any litigation. Furthermore, the Company is not aware of any situation which would result in litigation.

SUPPLEMENTARY INFORMATION

SUSTIN, BARTELL & WALDMAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1801 East Ninth Street, #920
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
MGO Securities Corp.
Cleveland, Ohio

We have audited the accompanying financial statements of MGO Securities Corp. as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 1, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sustin, Bartell & Waldman, LTD

February 1, 2011

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwltd.com

MGO SECURITIES CORP.

SCHEDULE A - STATEMENT OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2010 AND 2009

		2010		2009
Total Ownership Equity	$	**49,111**	$	43,005
Deductions and/or charges				
Nonallowable assets		**(39,308)**		(34,721)
Net Capital	$	**9,803**	$	8,284

See Independent Auditor's Report on Supplementary Information

MGO SECURITIES CORP.
SECURITIES AND EXCHANGE COMMISSION
FINANCIAL INDUSTRY REGULATORY AUTHORITY
SECURITIES INVESTOR PROTECTION CORP.

AGREED-UPON PROCEDURES FORM SIPC-7

YEAR ENDED DECEMBER 31, 2010

SUSTIN, BARTELL & WALDMAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1801 East Ninth Street, #920
Cleveland, Ohio 44114-3103

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders
MGO Securities Corp.
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by MGO Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MGO Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MGO Securities Corp.'s management is responsible for the MGO Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. **Procedures Performed:** Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including cancelled checks.

   Findings: The amount reported on line 2b. of Form SIPC-7 of $798 was traced and agreed, without exception, to a prior payment made in July 2010. The check made payable to SIPC in the amount of $798, dated July 26, 2010 was cleared by the bank on August 3, 2010; no differences noted.

2. **Procedures Performed:** Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with schedule of monthly earned revenue included in year end audit workpapers of MGO Securities Corp, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   Findings: The total revenue reported on Line 2a. of Form SIPC-7 of $674,737 agreed, without exception, to revenue earned for the year ended December 31, 2010, and reconciled to total revenue earned and reported on FOCUS reports for the year ended December 31, 2010; no differences noted.

3. **Procedures Performed:** Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings: Form SIPC-7 has neither additions to, nor deductions from, the Total Revenue reconciled to total revenue earned and reported on FOCUS reports for the year ended December 31, 2010. As a result, no additional procedure required.

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwltd.com

4. **Procedures Performed:** Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Findings: The calculation of General Assessment at one-quarter of one percent (.0025) is arithmetically accurate as reported on Form SIPC-7, and totals $1,687; no differences noted.

5. **Procedures Performed:** Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   Findings: Form SIPC-7 does not include an overpayment on Line 2c. which is consistent with previously filed Form SIPC-6. Therefore, no further procedures were necessary; no differences noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sustrin, Bardell & Weldman, CPD

February 1, 2011